Exhibit 99.1

MiX Telematics Limited

(Incorporated in the Republic of South Africa)

(Registration number 1995/013858/06)

JSE share code: MIX        ISIN: ZAE000125316

NYSE share code: MIXT

(“MiX Telematics” or the “company”)

DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY OF MIX TELEMATICS

Shareholders are advised of the exercise of share options in respect of MiX Telematics ordinary shares by a director of a major subsidiary of the company in terms of the MiX Telematics Group Executive Incentive Scheme (“the Scheme”), on the basis set out below:

Name of director:	Riëtte Botha
Name of subsidiary company:	MiX Telematics Investments (Pty) Ltd
Transaction date:	9 December 2013
Class of securities:	Options in respect of ordinary shares
Number of securities:	250 000
Price per security:	R0.70
Total value:	R175 000.00
Nature of transaction:	Off-market exercise of share options under the Scheme
Nature and extent of director’s interest:	Direct beneficial
Clearance to deal received:	Yes

11 December 2013

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